LifeMD, Inc.

226 Fifth Avenue, Suite 400

New York, NY 10001

July 16, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Juan Grana

Re:	LifeMD, Inc.
Registration Statement on Form S-3, as amended
Filed June 7, 2024
File No. 333-280033

Dear Mr. Grana:

In accordance with Rule 461 of the Securities Act of 1933, as amended, LifeMD, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, July 18, 2024, or as soon thereafter as possible.

Please call Cam Hoang of Dorsey & Whitney LLP at (612) 492-5109 to provide notice of the effectiveness of the Registration Statement.

* * * *

Very Truly Yours,

LifeMD, Inc.

/s/ Eric Yecies
Eric Yecies
Chief Legal Officer & General Counsel